06017799

RECEIVED

2006 OCT 30 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

October 26, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated October 26, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

10/30

17408657

SCHWARZ PHARMA File No.: 82-4406

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Press Release - Positive Results for Lacosamide in Second Phase III Epilepsy Trial

Positive Results for Lacosamide in Second Phase III Epilepsy Trial

Initial data from the second phase III epilepsy trial with lacosamide showed clinically relevant and statistically significant results for both primary endpoints. This trial may be considered to be a further pivotal trial.

October 26, 2006 - SCHWARZ PHARMA announced today that results from the second Phase III trial with oral lacosamide for adjunctive therapy of epilepsy are clinically relevant and statistically significant in both primary variables, reduction of seizure frequency and a 50% responder rate.

"The initial data from this trial demonstrate that adjunctive treatment with both lacosamide 400mg and 600mg daily doses significantly reduced seizure frequency in patients with uncontrolled epilepsy. Lacosamide was well tolerated," said Iris Loew-Friedrich, MD, PhD, member of the Executive Board SCHWARZ PHARMA AG. "Thus, we will ask the regulatory agencies to consider this trial to be a further pivotal trial in the marketing application for lacosamide as adjunctive therapy in adults with partial seizures."

This multi-center, double-blind, placebo controlled clinical trial, performed in the United States included a titration phase of six weeks and a maintenance phase of twelve weeks. 405 patients with uncontrolled partial seizures were randomized to treatment with adjunctive placebo, 400 or 600mg/day lacosamide divided into two doses per day. The primary variables were reduction of seizure frequency and a 50% response to treatment (patients with at least a 50% reduction in seizures).

Both lacosamide 400 and 600mg/day treatment groups were statistically significantly over placebo in reducing seizure frequency from Baseline to Maintenance. Statistical significance was also observed for both lacosamide doses in the statistical analysis of responders (patients with at least 50% seizure reduction from Baseline to Maintenance endpoint). Lacosamide demonstrated an adverse events profile generally expected with CNS drugs. Notable side effects occurring during the trial were dizziness, nausea and diplopia.

Lacosamide is an anticonvulsant drug with a novel mode of action. In clinical trials, it has not shown clinically relevant interactions with other anti-epileptic drugs or oral contraceptives. Lacosamide, taken orally, has been dosed twice daily in clinical trials. An IV formulation also is being developed. The new chemical entity lacosamide is currently in phase III clinical development for epilepsy and for the treatment of diabetic neuropathic pain.

"Epilepsy" is the name for a whole group of serious disorders which may be inherited or caused by other factors such as trauma. An abnormal increase in the activity of the central nervous system leads to epileptic seizures, which are usually manifested as shaking or convulsions with impaired consciousness. Approximately 5-8% of the population will have a seizure once in their life. About 0.5-1.0% of the population will have recurrent seizures, which is necessary to diagnose epilepsy. Anticonvulsants serve to prevent epileptic seizures and are most often used as long-term therapy.

At SCHWARZ PHARMA's neurology pipeline, there are currently a number of projects in advanced stages of clinical development: They include compounds for the treatment of Parkinson's disease, Restless Legs Syndrome, epilepsy and neuropathic pain. The most advanced project, Neupro® (rotigotine transdermal patch) for the treatment of Parkinson's disease, has been launched in Europe in March 2006 and is currently in the filing process in the US.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329